                                                                   EXHIBIT 27(a)
{LOGO}
RYDER SCOTT COMPANY                                           FAX (713) 651-0849
PETROLEUM ENGINEERS
1100 LOUISIANA   SUITE 3800  HOUSTON, TEXAS 77002-5218  TELEPHONE (713) 651-9191


                               February 15, 1994

Pennzoil Company
Post Office Box 2967
Houston, Texas 77001

Gentlemen:

                 At your request we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of Pennzoil Company including Pennzoil Exploration and Production Company, Pennzoil Petroleums, Ltd., Pennzoil Products Company, Pennzoil Company (formerly Proven Properties, Inc.), and Pennzoil Petroleum Company (collectively referred to herein as the Company) as of December 31, 1993. In accordance with the requirements of FASB 69, our estimates of the Company's net proved reserves as of December 31, 1990, 1991, 1992, and 1993, as contained in this report and our previous reports, are presented in attached Table No. 1 together with a tabulation of the components of the differences in the estimates as of such dates. The Company's reserves in the United States are located in all the main producing states (except Alaska), and in state and federal waters offshore Alabama, California, Louisiana, and Texas. The Company's foreign reserves are located in Canada.

                 The estimated reserve volumes and future income amounts presented in this report are related to hydrocarbon prices. December 1993 hydrocarbon prices were used in the preparation of this report as required by Securities and Exchange Commission (SEC) and Financial Accounting Standards Bulletin No. 69 (FASB 69) guidelines; however, actual future prices may vary significantly from December 1993 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. Our estimates of the proved net reserves attributable to the interests of the Company as of December 31, 1993 are shown below:

                                                   Proved Net Reserves
                                                 As of December 31, 1993
                                                 -----------------------
                                              Liquid, Barrels     Gas, MMCF
                                              ---------------     ---------
        Developed and Undeveloped
             United States                     198,941,545        1,452,733
             Foreign                             2,005,819           38,540
                                               -----------        ---------
                  Total Worldwide              200,947,364        1,491,273

        Developed
             United States                     162,295,322        1,305,615
             Foreign                             1,876,064           34,821
                                               -----------        ---------
             Total Worldwide                   164,171,386        1,340,433

                 The "Liquid" reserves shown above are comprised of crude oil, condensate, and natural gas liquids. Natural gas liquids comprise 16 percent of the Company's developed liquid reserves and 15 percent of the Company's developed and undeveloped liquid reserves. All hydrocarbon liquid reserves are expressed in standard 42 gallon barrels. All gas volumes are hydrocarbon sales gas expressed in MMCF at the pressure and temperature bases of the area where the gas reserves are


DENVER OFFICE:    600 SEVENTEENTH     SUITE 900N     DENVER, COLORADO 80202-5401
TELEPHONE (303) 623-9147   FAX (303) 623-4528

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Pennzoil Company
February 15, 1994
Page 2

located. Our estimates of hydrocarbon sales gas reserves as of December 31, 1993 do not include 161,674 MMCF of carbon dioxide which is also sales gas. Revenues from carbon dioxide sales are included in our estimates of future cash inflows as of December 31, 1993. In addition, the Company owns 106,596 long tons of sulfur reserves as of December 31, 1993 which are not shown above; however, the revenue from these sulfur reserves is included in the cash inflow data in this report.

                 The proved reserves presented in this report comply with the SEC's Regulation S-X Part 210.4-10 Sec. (a) as clarified by subsequent Commission Staff Accounting Bulletins, and are based on the following definitions and criteria:

                 Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions. Reservoirs are considered proved if economic producibility is supported by actual production or formation tests. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved natural gas reserves are comprised of non-associated, associated, and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground storage. Depending on the status of development, these proved reserves are further subdivided into:

                 (i) "developed reserves" which are those proved reserves reasonably expected to be recovered through existing wells with existing equipment and operating methods, including (a) "developed producing reserves" which are those proved developed reserves reasonably expected to be produced from existing completion intervals now open for production in existing wells, and (b) "developed non-producing reserves" which are those proved developed reserves which exist behind the casing of existing wells which are reasonably expected to be produced through these wells in the predictable future where the cost of making such hydrocarbons available for production should be relatively small compared to the cost of a new well; and




                   RYDER SCOTT COMPANY PETROLEUM ENGINEERS
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Pennzoil Company
February 15, 1994
Page 3

                 (ii) "undeveloped reserves" which are those proved reserves reasonably expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively large expenditure is required, and from acreage for which an application of fluid injection or other improved recovery technique is contemplated where the technique has been proved effective by actual tests in the area in the same reservoir. Reserves from undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation.

                 Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.

                 The Company has interests in certain tracts which have substantial additional hydrocarbon quantities which cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs which may result in the reclassification of significant additional volumes to the proved category.

                 In accordance with the requirements of FASB 69, our estimates of future cash inflows, future costs, and future net cash inflows before income tax as of December 31, 1993 from this report and as of December 31, 1992 from our previous report are presented below.

                                               Total Worldwide
                                              As of December 31(1)
                                              --------------------
                                           1993                 1992
                                           ----                 ----
     Future Cash Inflows              $5,952,316,500        $7,073,155,380

     Future Costs
          Production                  $1,978,446,786        $2,483,556,646
          Development                    493,541,577           561,184,991
                                      --------------        --------------
               Total Costs            $2,471,988,363        $3,044,741,637

     Future Net Cash Inflows
          Before Income Tax           $3,480,328,137        $4,028,413,743

     Present Value at 10%
          Before Income Tax           $2,257,766,836        $2,519,180,115

                 Our estimates as of December 31, 1993 and 1992 of future cash inflows, future costs, future net cash inflows before income tax, and present value at 10 percent before income tax are shown individually for total worldwide, total United States (onshore and offshore), and foreign areas in Table No. 2 which is attached.

(1) The cash inflow data for December 31, 1993 include revenues from 161,674 net MMCF of carbon dioxide reserves which have a future net cash inflow before income tax of $40,598,126 and present value at 10 percent before income tax of $14,445,148. The cash inflow data for December 31, 1992 include revenues from 124,298 net MMCF of carbon dioxide reserves which have a future net cash inflow before income tax of $28,350,303 and present value at 10 percent before income tax of $12,227,707.


                   RYDER SCOTT COMPANY PETROLEUM ENGINEERS
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Pennzoil Company
February 15, 1994
Page 4

                 The future cash inflows are gross revenues before any deductions and include the British Columbia Cost of Service Allowance for certain Canadian properties. The production costs were based on current data and include production taxes in the United States, certain foreign taxes where applicable, ad valorem taxes, and certain other items such as transportation and processing costs, and the Alberta Royalty Tax Credit where applicable, in addition to the operating costs directly applicable to the individual leases or wells. The development costs were based on current data and include dismantlement and abandonment costs net of salvage for properties where such costs are relatively significant.

                 The Company furnished us with gas prices in effect at December 31, 1993 and with its forecasts of future gas prices which take into account SEC guidelines, current market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they account for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat different than December gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

                 The Company furnished us with liquid prices in effect at December 31, 1993 and these prices were held constant to depletion of the properties. In accordance with SEC guidelines, changes in liquid prices subsequent to December 31, 1993 were not considered in this report.

                 The Alberta Royalty Tax Credit and the British Columbia Cost of Service Allowance were applied in our estimates of future net income from the Company's properties in Canada.

                 Operating costs for the leases and wells in this report were based on the operating expense reports of the Company and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished to us by the Company and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. For properties located onshore, this study did not consider the salvage value of the lease equipment or the abandonment cost since both are relatively insignificant and tend to offset each other. The estimated net cost of abandonment after salvage was included for offshore properties where abandonment costs net of salvage are significant. The estimates of the offshore net abandonment costs furnished by the Company were accepted without independent verification. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments. The Company supplied data on accumulated gas production imbalances which were taken into account in our estimates of future production and income.

                 The estimates of reserves presented herein are based upon a detailed study of the properties in which the Company owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. The Company has informed us that they have furnished us all of the accounts, records, geological and engineering data and reports, and other data required for this investigation. The ownership interests, prices, and other factual data furnished by the Company were


                   RYDER SCOTT COMPANY PETROLEUM ENGINEERS

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Pennzoil Company
February 15, 1994
Page 5

accepted without independent verification. The estimates presented in this report are based on data available through December 1993.

                 The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

                 In general, we estimate that future gas production rates will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases. The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

                 While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

                 Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

                                        Very truly yours,

                                        RYDER SCOTT COMPANY
                                        PETROLEUM ENGINEERS

                                        /s/ RAYMOND V. CRUCE
                                        Raymond V. Cruce, P.E.
                                        Chairman and CEO

RVC/sw


                   RYDER SCOTT COMPANY   PETROLEUM ENGINEERS

                                  TABLE NO. 1

                                PENNZOIL COMPANY
                            Proved Net Reserve Data




                                                                           United States
                                                                           Total Onshore               Foreign
                                              Total Worldwide              and Offshore                 Canada
                                        --------------------------     ---------------------     --------------------
                                        1993       1992       1991     1993    1992     1991     1993    1992    1991
                                        ----       ----       ----     ----    ----     ----     ----    ----    ----
Net Proved Liquid(1) Reserves,
Millions of Barrels
Developed and Undeveloped
   Beginning of Year                     220.2     139.0     155.6    218.0    136.8    153.1     2.2     2.2     2.5
   Revisions(2)                           -7.3       2.3      -8.2     -7.3      2.0     -8.1     Neg     0.3    -0.1
   Extensions and Discoveries             15.5       7.5       3.7     15.4      7.5      3.6     0.1     Neg     0.1
   Improved Recovery                       0.0       0.0       0.1      0.0        0      0.1       0       0       0
   Estimated Production                  -24.3     -14.6     -12.3    -24.0    -14.3    -12.0    -0.3    -0.3    -0.3
   Purchase of Reserves In-Place(4)        5.2      92.5       0.1      5.2     92.5      0.1       0       0       0
   Sales of Reserves In-Place             -8.4      -6.5       Neg     -8.4     -6.5      Neg     Neg       0       0
                                       -------   -------     -----  -------  -------    -----    ----    ----    ----
End of Year                              200.9     220.2     139.0    198.9    218.0    136.8     2.0     2.2     2.2


Developed
   Beginning of Year                     182.5     110.3     115.0    180.3    108.1    112.4     2.2     2.2     2.6
   End of Year                           164.2     182.5     110.3    162.3    180.3    108.1     1.9     2.2     2.2

Net Proved Gas(3) Reserves,
Billions of Cubic Feet
Developed and Undeveloped
   Beginning of Year                     1,652        926      927    1,617      892      892      35      34      35
   Revisions                                 0          9       48       -1        9       49       1     Neg      -1
   Extensions and Discoveries              122         80      102      117       78      101       5       2       1
   Improved Recovery                         0          0      Neg        0        0      Neg       0       0       0
   Estimated Production                   -223       -162     -148     -220     -161     -147      -3      -1      -1
   Purchase of Reserves In-Place(4)         91        823      Neg       91      823      Neg       0       0     Neg
   Sales of Reserves In-Place             -151        -24       -3     -151      -24       -3       0       0       0
                                       -------    -------    -----  -------  -------    -----    ----    ----    ----
End of Year                              1,491      1,652      926    1,453    1,617      892      38      35      34

Developed
   Beginning of Year                     1,446        837      877    1,412      803      842      34      34      35
   End of Year                           1,341      1,446      837    1,306    1,412      803      35      34      34


(1) Liquid reserves shown above are comprised of crude oil, condensate, and natural gas liquids.
(2) Revisions in 1993 include a reduction of 13.7 million barrels and 7 billion cubic feet which is the results of depressed oil and condensate prices on December 31, 1993.
(3)      Excludes carbon dioxide reserve and production data.
(4) Purchase of reserves in place in 1992 for Worldwide and United States includes 91.9 million barrels, 800 billion cubic feet, and 57,248 long tons of sulfur attributable to Pennzoil Petroleum Company at October 30, 1992.

                                  TABLE NO. 2

                                PENNZOIL COMPANY
                          Cash Inflow and Cost Data(1)
                           (Millions of U.S. Dollars)



                                                                       United States
                                  Total Worldwide                  Onshore and Offshore                  Canada
                                 As of December 31                  As of December 31               As of December 31
                             ------------------------           -------------------------           -----------------
                               1993             1992             1993               1992            1993         1992
                             -------          -------           -------           -------           -----        ----
Future Cash Inflows(2)        $5,952           $7,073            $5,868            $6,998           $84           $75

Future Costs
     Production(3)           -$1,978          -$2,484           -$1,971           -$2,473           -$7          -$11
     Development(4)             -494             -561              -492              -559            -2            -2

Total Costs                  -$2,472          -$3,045           -$2,463           -$3,032           -$9          -$13

Future Cash Inflows
     Before Income Tax        $3,480           $4,028            $3,405            $3,966           $75           $62

Present Value @ 10%
     Before Income Tax        $2,258           $2,519            $2,213            $2,484           $45           $35

- ---------------

(1) Data for 1993 and 1992 include cash inflows and costs attributable to carbon dioxide reserves located in the United States. The 1993 carbon dioxide reserves account for $40.6 million of cash inflows before income tax and $14.4 million of present value at 10% before income tax. The 1992 carbon dioxide reserves account for $28.4 million of future cash inflows before income tax and $12.2 million of present value at 10% before income tax.

(2) Gross revenues are before any deductions. Gross revenues include British Columbia Producer Cost of Service Allowance.

(3) Includes production taxes in the U.S.A., certain foreign taxes where applicable, ad valorem taxes, certain other items such as transportation and processing charges, and Alberta Royalty Tax Credit where applicable.

(4) Includes future dismantlement and abandonment costs net of salvage for offshore properties where such costs are relatively significant.